Exhibit (a)(5)(B)

Contact Information:

Nabi Investor Relations 301-770-3099 | www.nabi.com	Morrow & Co., LLC Attn: Joe Mills 203-658-9400

FOR IMMEDIATE RELEASE

NABI BIOPHARMACEUTICALS ANNOUNCES WAIVER OF CASH RESERVE TENDER OFFER CONDITION

Rockville, Maryland, July 19, 2012—Nabi Biopharmaceuticals (NASDAQ: NABI) (the “Company”) announced today, in connection with its previously announced tender offer (for up to $23 million in value of its common stock at a price per share not less than $1.58 and not greater than $1.72) that it is waiving the following condition to the tender offer: that no event or circumstances exist that would be reasonably likely to cause the Company to determine that it will not have a net closing cash balance in excess of $54 million immediately prior to the completion of the proposed transaction between the Company and Biota Holdings Limited (“Biota”). As previously disclosed, under the merger implementation agreement with Biota, the Company is required to have a net closing cash balance of at least $54 million at the closing of the transaction.

This condition is not being waived as a result of any amendments or modifications to the merger implementation agreement with Biota. Rather, it is being waived because the Company believes that it will have a sufficient amount of cash on hand to complete the tender offer and pay for any shares thereunder, as well as satisfy the $54 million net closing cash balance requirement at the closing of the transaction with Biota. The $54 million net closing cash balance requirement has not been amended or modified and remains a condition to the closing of the transaction with Biota.

Tender Offer Statement

This release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The terms and conditions of the tender offer are as set forth in the offer to purchase and related materials distributed to the Company’s stockholders, as amended. Stockholders should read those materials carefully because they contain important information, including the various terms and conditions of the tender offer. A copy of the offer to purchase and related letter of transmittal may be obtained from Morrow & Co., LLC, the information agent for the tender offer toll-free at (800) 607-0088 or (203) 658-9400.

About Nabi Biopharmaceuticals

Nabi Biopharmaceuticals leverages its experience and knowledge in powering the immune system to develop products that target serious medical conditions in the areas of nicotine addiction. Nabi Biopharmaceuticals is currently developing NicVAX® (Nicotine Conjugate Vaccine), an innovative and proprietary investigational vaccine for treatment of nicotine addiction and prevention of smoking relapse. The company is headquartered in Rockville, Maryland. For additional information about Nabi Biopharmaceuticals, please visit www.nabi.com.

This news release and any attachments include “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, in particular, any statements about the Company’s plans, strategies, prospects and “modified Dutch auction” tender offer and related share repurchase. The Company generally uses the words “may,” “will,” “could,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “intend” and similar expressions in this news release and any attachments to identify forward-looking statements. The Company bases these forward-looking statements, including the occurrence, timing and financial terms or effect of the Transaction and the tender offer, future cash distributions, potential share repurchases and expected timing for closing, on its current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things, risks relating to: our ability to successfully complete the proposed transaction between Nabi and Biota or any other strategic transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement, including a termination under circumstances that could require us to pay a break fee; the inability to complete the Transaction due to the failure of either party to obtain stockholder approval or the failure to satisfy other conditions to completion of the Transaction, including required regulatory approvals; the outcome of legal proceedings, if any, instituted against the Company and/or others relating to the Transaction Agreement or the tender offer; the effect of the announcement of the Transaction or the tender offer on our business relationships, operating results and business generally; changes in regulation and the regulatory environment; effects of natural catastrophes, terrorism and other interruptions to our business; our ability to complete the tender offer and the related share repurchase; the actual amount of operating expenses, costs, liabilities, obligations and other variables that may affect the amount and timing of any distributions to stockholders in connection with any liquidation and dissolution of Nabi in the event that the Transaction is not completed; our ability to realize any value for NicVAX in light of our two failed Phase III clinical trials; our ability to obtain a successful result in a remaining clinical trial for NicVAX or realize any value from a successful result; our ability to have GSK successfully develop and commercialize any future generation candidate nicotine vaccine; our ability to terminate existing NicVAX contract manufacturing and development agreements without significant penalties; our ability to collect any further milestones and royalty payments under the PhosLo agreement; our ability to maintain sufficient patent protection; our ability to avoid products liability claims; our ability to maintain sufficient insurance; and our ability to use our net operating loss carry forwards. Some of these factors are more fully discussed, as are other factors, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, and in our Preliminary Proxy Statement, subject to completion, dated June 8, 2012, each filed with the Securities and Exchange Commission. We do not undertake to update any of these forward-looking statements or to announce the results of any revisions to these forward-looking statements except as required by law.

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